UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Teekay Tankers Ltd.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

Y8565N 102

(CUSIP Number)

N. Angelique Burgess

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton HM 08, Bermuda

Telephone: (441) 298-2530

with a copy to:

David Matheson, Esq.

Perkins Coie, LLP, 1120 NW Couch Street, 10th Floor

Portland, Oregon 97209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. Y8565N 102	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teekay Corporation 98-0224774
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,662,303 Shares of Class A common stock (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,662,303 Shares of Class A common stock (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,662,303 Shares of Class A common stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

As of the date of this Amendment No. 5 to the Schedule 13D filed by Teekay Corporation on December 28, 2007, as amended by Amendment No. 1, 2, 3 and 4 filed on December 20, 2017, December 23, 2021, January 28, 2022 and August 23, 2022, respectively, (the “Original Schedule 13D”), Teekay Corporation through its wholly-owned subsidiaries, Teekay Holdings Limited and Teekay Finance Limited, beneficially owns 5,036,306 shares of Class A common stock (“Class A Common Shares”) and 4,625,997 shares of Class B common stock (“Class B Common Shares”). The Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 of the Original Schedule 13D.

(2)	Calculated based on 29,253,299 Class A Common Shares and 4,625,997 Class B Common Shares outstanding as of September 9, 2022.

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Explanatory Note:

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Teekay Corporation on December 28, 2007 and Amendment No. 1, 2, 3 and 4 on Schedule 13D filed by Teekay Corporation on December 28, 2017, December 23, 2021, January 28, 2022 and August 23, 2022, respectively, (together, the “Original Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 1.	Security and Issuer

This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

This Amendment relates to shares of Class A common stock (the “Class A Common Shares”) of Teekay Tankers Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Item 2.	Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Amendment relates to Teekay Corporation, a corporation existing under the laws of the Republic of the Marshall Islands (the “Reporting Person”), with its principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. The Reporting Person is principally engaged in the business of international crude oil and petroleum product transportation services and vessel management for the Australian Government.

The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Person are as set forth on Schedule A.

In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any action as a result of which it or such individual is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

The Reporting Person disposed of 321,877 Class A Common Shares in open market transactions for an aggregate sale price of $8.1 million, on the dates and at average prices per share set forth in Item 5(c) below.

Item 4.	Purpose of Transaction

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

The Reporting Person disposed of the Issuer’s securities indicated in Item 3 as part of the transactions described in Item 3 above.

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The Reporting Person beneficially owns(1) 4,625,997 shares of Class B Common Shares and 5,036,306 Class A Common Shares. Each Class B Common Share has five votes per share and each Class A Common Share has one vote per share. However, the voting power of the Class B Common Shares is limited such that the aggregate voting power of all Class B Common Shares outstanding can at no time exceed 49% of the voting power of the Issuer’s Class A Common Shares and Class B Common Shares, voting together as a single class. The Reporting Person currently holds, indirectly, Class A Common Shares and Class B Common Shares representing 53.8% of the voting power of the Issuer’s capital stock. The Reporting Person, and its wholly-owned subsidiary and the Issuer’s manager, Teekay Services Ltd. (the “Manager”), provide commercial, technical, strategic and administrative services to the Issuer pursuant to a long-term management agreement. The Issuer’s executive officers are employees of the Reporting Person or its subsidiaries. Due to these relationships, and the level of its ownership of voting stock, the Reporting Person has the ability to exercise substantial influence over the Issuer’s management and affairs.

The Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 of the Original Schedule 13D.

As of the date of this Amendment, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Class A Common Shares in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Class A Common Shares now owned or hereafter acquired by them to one or more purchasers:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•

any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

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The Reporting Person, due to its ability to exercise substantial influence over the Issuer’s management and affairs, may be able to influence the decisions of the Issuer and its subsidiaries relating to certain significant actions. These actions include:

•	certain acquisitions, borrowings and capital expenditures by the Issuer or its subsidiaries;

•	issuances of equity interests in the Issuer or its subsidiaries; and

•	certain dispositions of equity interests in, or assets of, the Issuer or the Issuer’s subsidiaries.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) The Reporting Person beneficially owns(1) 5,036,306 Class A Common Shares, representing 17.2% of the outstanding Class A Common Shares of the Issuer. The Reporting Person also beneficially owns(1) 4,625,997 Class B Common Shares of the Issuer, representing 100% of the Issuer’s Class B Common Shares. The Class B Common Shares held by the Reporting Person are convertible into Class A Common Shares on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 of the Original Schedule 13D. On an as-converted basis, the Reporting Person is the beneficial owner of 28.5% of the voting power of the Issuer’s capital stock.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Class A Common Shares and Class B Common Shares owned by the Reporting Person.

(c) The Reporting Person disposed of the following Class A Common Shares in open market transactions during the period from August 24, 2022 to September 9, 2022:

Transaction Date	Class A Common Shares Purchased	Average Price Per Share
August 24, 2022	66,646	$25.27
August 25, 2022	2,976	$25.33
August 29, 2022	99,465	$25.29
September 6, 2022	152,790	$25.21

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Shares beneficially owned by the Reporting Person.

(1)

As of the date of this Amendment, the Reporting Person through its wholly-owned subsidiaries, Teekay Holdings Limited and Teekay Finance Limited, beneficially owns 5,036,306 Class A Common Shares and 4,625,997 Class B Common Shares. The Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 of the Original Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2022

TEEKAY CORPORATION

/s/ Kenneth Hvid
Name: Kenneth Hvid Title: President and Chief Executive Officer

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SCHEDULE A

Directors and Executive Officers of Teekay:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
David Schellenberg, Director and Chairman	Highland West Capital 1508-999 West Hastings Street Vancouver, B.C. V6C 2W2 Canada	Canada

Alan Semple, Director	2506 Sara Ridge Lane Katy, Texas 77450	United Kingdom and United States

Rudolph Krediet, Director	Anholt Services (USA), Inc. 301 Riverside Avenue Westport, Connecticut, USA 06880	Netherlands

Heidi Locke Simon, Director	26 Kensett Lane Darien, CT, USA 06820	United States

Peter Antturi, Director	#300 – 1090 Homer Street Vancouver, BC V6B 2W9 Canada	Canada

Kenneth Hvid, Director and President and Chief Executive Officer	Teekay Corporation Suite 2100, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark and Canada

Vincent Lok, Executive Vice President and Chief Financial Officer	Teekay Corporation Suite 2100, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

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